E-400

ASSET PURCHASE AGREEMENT

BETWEEN

ALTAREX CORP.

AND

ALTAREX MEDICAL CORP.

TABLE OF CONTENTS

SECTION 1 - DEFINITIONS AND INTERPRETATION	2

Definitions	2
Interpretation	4
Schedules	6

SECTION 2 PURCHASE AND SALE OF PURCHASED ASSETS	7

SECTION 3 PURCHASE PRICE	8

SECTION 4 SUBSEQUENT TRANSFERS, CONSENTS AND APPROVALS	9

SECTION 5 ASSUMED LIABILITIES	11

SECTION 6 REPRESENTATIONS AND WARRANTIES OF THE VENDOR	11

SECTION 7 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	11

SECTION 8 COVENANTS	12

SECTION 9 SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES	13

SECTION 10 TRANSFER OF POSSESSION	13

SECTION 11 SHAREHOLDER MATTERS	14

SECTION 12 - GENERAL	14

Headings	14
Severability	14
Enforcement of Remedies	14
Non-Waiver	15
Written Waiver	15
Further Assurances	15
Notices	15
Alteration of this Agreement	16
Governing Law	16
Time	17
Entire Agreement	17
Assignment	17
Binding Nature and Enurement	17
Execution in Counterpart	18

This Agreement made as of the 31st day of December 2003.

BETWEEN:

ALTAREX CORP.,
(the “Vendor”)

OF THE FIRST PART

and

ALTAREX MEDICAL CORP.,
(the “Purchaser”)

OF THE SECOND PART

WHEREAS:

A.	the Vendor is engaged in research, development and commercialization of various cancer treatments and other biotechnology;

B.
Nova Bancorp Investments Ltd. and the Vendor entered into a letter of intent dated and accepted December 1, 2003, which contemplated the Vendor undertaking an arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”);

C.	the Arrangement contemplates in part that the Vendor will sell or have sold all of its assets and property to the Purchaser; and

D.	the Vendor desires to sell to Purchaser, and Purchaser desires to purchase from Vendor, certain of Vendor’s assets and property.

WITNESSETH that in consideration of the foregoing premises and the mutual promises and covenants herein contained and the payment of the sum of One ($1.00) Dollar now exchanged by and between each of the parties hereto and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree, each with the other, as follows:

SECTION 1
DEFINITIONS AND INTERPRETATION
Definitions

1.1 In this agreement, including the Schedules annexed hereto, the following words or expressions shall have the following meanings, namely:

1.1.1	“Act” means the Business Corporations Act (Alberta) as in effect on the date hereof;

1.1.2	“Affiliate” has the meaning given to that term in the Act;

1.1.3	“AltaRex International” means AltaRex International GmbH a wholly owned subsidiary of the Vendor incorporated under the laws of Kanton Basel-Stadt, Switzerland;

1.1.4	“AltaRex US” means AltaRex US, Corp. a wholly owned subsidiary of the Vendor incorporated under the laws of Delaware with an office in Waltham, Massachusetts;

1.1.5
“Arrangement” means the statutory plan of arrangement pursuant to Section 193 of the Act among NBC, the Vendor and the Purchaser which is to be ordered in accordance with the Letter of Intent between the Vendor and NBC dated and accepted December 1, 2003;

1.1.6
“Arrangement Closing” means the date on which Articles of Arrangement are filed with the Alberta Corporate Registry in respect of the Vendor and the Arrangement or such other date when the Arrangement becomes effective;

1.1.7	“Associate” has the meaning given to that term in the Act;

1.1.8	“Assumed Contracts” means all Contracts to which the Vendor is a party including but not limited to those described in Schedule “1”;

1.1.9
“Assumed Liabilities” means all of the Vendor’s liabilities and obligations contingent or otherwise and whether arising, accruing or existing prior to, on or after the date of this Agreement, with the exception of the Retained Liabilities;

1.1.10	“Business” means the business of research, development and commercialization of various cancer treatments and other biotechnology which is currently being carried on by the Vendor;

1.1.11	“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Alberta;

1.1.12	“Closing Date” means 31st day of December 2003, or such other date as may be agreed to by the Vendor and the Purchaser;

1.1.13	“Effective Time” means 12:01 am. (Mountain Standard Time) on the Closing Date;

1.1.14
“Contract” means any agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment, whether written or oral including but not limited to those described in Schedule “1”;

1.1.15
“Employee Plans” means each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit that is maintained, or otherwise contributed to or required to be contributed to, by the Vendor relating to the Business or the Purchased Assets for the benefit of the Employees;

1.1.16
“Employees” means all individuals who are full-time, part-time or casual employees or individuals engaged on contract to provide employment services or sales or other agents or representatives of the Vendor employed or engaged in the Business as at the Closing Date;

1.1.17	“Excluded Assets” means all those assets described in Schedule “2”;

1.1.18
“Goodwill” means the goodwill of the Business including the right of the Purchaser, as and from the Closing Date, to represent itself as carrying on the Business in continuation of and in succession to the Vendor and the right to use any words indicating that the said business is so carried on;

1.1.19	“GST Legislation” has the meaning set out in subsection 3.4;

1.1.20	“Income Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c. 1, as in effect on the date hereof;

1.1.21
“Indemnity Agreement” means the agreement to be entered into between the Vendor and the Purchaser pursuant to the Letter of Intent whereby the Purchaser shall provide a full indemnity to the Vendor for all liabilities related to the Business;

1.1.22
“Intellectual Property” means all trade or brand names, business names, trade mark registrations and applications, service marks, service mark registrations and applications, logos and other proprietary designs, copyrights, copyright registrations and applications, patents, patent registrations and applications and other patent rights (including any patents issued on such applications or rights), trade secrets, proprietary manufacturing information and know-how, equipment and parts lists and descriptions, instruction manuals, inventions, inventors’ notes, research data, unpatented blue prints, drawings and designs, formulae, processes, technology and other intellectual property, together with all rights of every kind and nature whatsoever under licenses, registered user agreements, technology transfer agreements and other agreements or instruments relating to any of the foregoing and all other intangible assets including telephone numbers, facsimile numbers, websites, domain names and software including but not limited to those described in Schedule “4”;

1.1.23	“Inventory” means the inventory of materials and supplies owned by the Vendor for use in the conduct of the Business wheresoever situate;

1.1.24	“Letter of Intent” means the letter of intent between NBC and the Vendor dated and accepted December 1, 2003;

1.1.25
“Losses” means, in respect to any matter, all claims, demands, proceedings, losses damages, liabilities, deficiencies, costs and expenses (including all legal and other professional fees and disbursements on a solicitor and client basis), interest, penalties and amounts paid in settlement arising directly or indirectly as a consequence of such matter;

1.1.26	“NBC” means Nova Bancorp Investments Ltd.;

1.1.27	“Purchase Price” has the meaning set out in section 3 below;

1.1.28
“Purchased Assets” means all of the property and assets beneficially owned by the Vendor at the Effective Time whether real or personal, tangible or intangible of every kind and description and wheresoever situated but does not include any of the Excluded Assets;

1.1.29	“Purchaser” means AltaRex Medical Corp., the party of the second part;

1.1.30	“Retained Liabilities” means all those liabilities described in Schedule “7”; and

1.1.31	“Vendor” means AltaRex Corp., the party of the first part.

Interpretation

1.2 In this Agreement and in any amendments thereto, except as otherwise expressly provided, or unless the context otherwise requires,

1.2.1
“this Agreement” means this Agreement (and any schedules hereto) as it may from time to time be supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

1.2.2
this Agreement is divided into numbered sections and the subdivisions of each such section are called, in descending order, “subsections”, “paragraphs”, “subparagraphs”, “clauses”, and “sub-clauses”, and all references in this Agreement to particular subdivisions are to the designated subdivisions of this Agreement;

1.2.3	the words “herein” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

1.2.4
the headings and subheadings inserted in this Agreement are designed for convenience only and do not form a part of this Agreement nor are they intended to interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof;

1.2.5
the word “person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency or board or commission or authority, and other forms of entity or organization;

1.2.6	any reference to a person shall include and shall be deemed to be a reference to that person’s successor;

1.2.7	representations, warranties, covenants or obligations, when of more than one person, shall be deemed to be given by each such person on a joint and several basis;

1.2.8
the words “ordinary course” or “normal course” when used in relation to the conduct by the Vendor of the Business, means any transaction which constitutes an ordinary day-to-day business activity of the Vendor conducted in a commercially reasonable and businesslike manner, having no unusual or special features, and being such as a corporation or other entity of similar nature and size and engaged in a similar business might reasonably be expected to carry out from time to time;

1.2.9
words and phrases like “including”, “specifically” and “particularly” when following any general statement, term or matter, shall not be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

1.2.10	all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

1.2.11	all references to currency herein are deemed to mean Canadian currency;

1.2.12
any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto;

1.2.13	any reference to an entity shall include and be deemed to be a reference to an entity that is a successor to such entity;

1.2.14	any reference to “approval”, “authorization” or “consent” of any person, including any party or parties hereto, means the written approval, written authorization or written consent of such person;

1.2.15
persons shall be deemed not to be dealing “at arm’s length” with one another if they would not be dealing at arm’s length with one another for the purposes of the Income Tax Act in effect at the date of this Agreement; and

1.2.16
words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa and words importing individuals shall include firms and corporations, and vice versa.

Schedules

1.3 The following schedules are attached hereto, incorporated herein by reference and shall be deemed to form a part hereof:

1.3.1	Schedule “1”- Material Contracts

1.3.2	Schedule “2”- Excluded Assets

1.3.3	Schedule “3”- Licenses and Permits

1.3.4	Schedule “4”- Intellectual Property

1.3.5	Schedule “5”- Legal and Regulatory Proceedings

1.3.6	Schedule “6”- Employee Matters

1.3.7	Schedule “7”- Retained Liabilities

1.3.8	Schedule “8”- Allocation of the Purchase Price

SECTION 2
PURCHASE AND SALE OF PURCHASED ASSETS

2.1 Upon and subject to the provisions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase and take by way of assignment from the Vendor, effective as at the Effective Time, all of the Purchased Assets including, without limitation, the following:

2.1.1	any shares and indebtedness of AltaRex US, including, without limitation, the approximately $1.7 Million (Canadian funds) inter-company account owed by AltaRex US to the Vendor;

2.1.2	any and all rights whatsoever including proceeds from the liquidation of AltaRex International;

2.1.3	all accounts receivable;

2.1.4	all prepaid expenses;

2.1.5	all inventory, machinery, tools, equipment, furniture, furnishings, fixtures, parts, and all other miscellaneous tangible items;

2.1.6	all computer hardware and software, including all rights under licenses and other agreements or instruments relating thereto;

2.1.7
all rights under leases of personal property, orders or contracts for the provision of goods or services (whether as buyer or seller), distribution and agency agreements, employment, non-compete and other contracts including but not limited to those set forth on Schedule “1”;

2.1.8	all Intellectual Property;

2.1.9
all books and records (other than those required by law to be retained by the Vendor, copies of which will be made available to the Purchaser), including those that relate to any of the Purchased Assets, sales history, production records, vendor/supplier history, customer information and records and any records pertaining to warranty claims, customer returns and how those matters have been resolved;

2.1.10	all benefits under all insurance policies in respect of claims based on occurrences on or prior to the Closing Date;

2.1.11	the full benefit of all warranties and warranty rights (express or implied) against manufacturers or sellers; and

2.1.12
all Goodwill together with the exclusive right for the Purchaser to represent itself as carrying on the Business in continuation of and in succession to the Vendor and the right to use any words indicating that the said business is so carried on including the Vendors’ rights to use the name “AltaRex” or any variation thereof as part of the name or style under which the Business is carried on by the Purchaser.

SECTION 3
PURCHASE PRICE

Purchase Price

3.1 The Purchase Price payable by the Purchaser to the Vendor for the Purchased Assets shall be the sum of $17,000,000.00 or such other amount as the Vendor and Purchaser may jointly determine as being the fair market value of the Purchased Assets at the Effective Time.

3.2 The Purchase Price for the Purchased Assets shall become due on the Closing Date and shall be satisfied by:

3.2.1	The assumption by the Purchaser at the Effective Time of all the Assumed Liabilities, and

3.2.2
to the extent that the Purchase Price exceeds the value of the Assumed Liabilities the balance of the Purchase Price shall be satisfied by the Purchaser issuing to the Vendor on the Closing Date 40,000,000 common shares in the capital of the Purchaser.

Allocation of Purchase Price

3.3 The allocation of the Purchase Price among the Purchased Assets shall be as set out in Schedule “8”.

Subsection 85(1) Election

3.4 The Vendor and Purchaser acknowledge and agree that the purchase and sale of the Purchased Assets that constitute “eligible property”, as defined in subsection 85(1.1) of the Income Tax Act, will be carried out in accordance with subsection 85(1) of the Income Tax Act and hereby agree and confirm that they will jointly elect pursuant to subsection 85(1) of the Income Tax Act in the prescribed form and within the time requirement in subsection 85(6) of the Income Tax Act so that the Vendor’s aggregate proceeds of disposition and the Purchaser’s aggregate cost of such eligible property shall by the sum of $17,000,000.00.

Goods and Services Tax Election

3.5 The Vendor hereby represents and warrants to the Purchaser that the Vendor is registered for purposes of Part IX of the Excise Tax Act, R.S.C. 1985, c. E-15 (Canada) (the “GST Legislation”).

3.6 The Vendor and the Purchaser will jointly execute in prescribed form, and the Purchaser will file within the required time, an election under s. 167(1) of the Excise Tax Act (Canada) that no tax be payable pursuant to the GST Legislation with respect to the purchase and sale of the Purchased Assets hereunder.

3.7 The Purchaser will be liable to the Vendor for and will indemnify the Vendor against any tax, interest or penalties assessed against the Vendor as a result of a determination that the election pursuant to s. 167(1) of the Excise Tax Act (Canada) was not available:

3.7.1	because of the Purchaser’s failure to file the requisite election in a timely fashion; or

3.7.2	for any other reason whatsoever other than the inaccuracy of any of the representations and warranties made by the Vendor pursuant to subsection 3.4.

SECTION 4
SUBSEQUENT TRANSFERS, CONSENTS AND APPROVALS

4.1 The Vendor shall use commercially reasonable efforts to deliver to the Purchaser promptly after the date of this Agreement all consents, approvals, assurances, instruments, deeds, conveyances, assignments or any other documents as reasonably requested by the Purchaser that are necessary to permit the Vendor to validly and effectually convey the Purchased Assets (including registering all assignments related to the Intellectual Property and assignment of the Contracts to the Purchaser) to the Purchaser or to operate the Business, which have not been obtained as of the date of this Agreement and the Purchaser shall co-operate with the Vendor for such purposes. If, because such consents, approvals, assurances, instruments, deeds, conveyances, or assignments have not been delivered or for any other reason, the Vendor shall continue to hold any interest in any of the Purchased Assets after the date of this Agreement:

4.1.1
the Vendor shall co-operate with the Purchaser in any reasonable arrangements designed to provide the benefits of such Purchased Assets to the Purchaser including holding any such Purchased Assets in trust for the Purchaser or acting as agent for the Purchaser or provide those benefits in any reasonable manner determined by the Purchaser;

4.1.2	the Vendor shall perform all of its obligations under any applicable contracts and shall enforce any rights of the Vendor arising from such Purchased Assets; and

4.1.3
The Vendor shall take all such actions and do, or cause to be done, all such things at the request of the Purchaser as shall reasonably be necessary in order that the value of such Purchased Assets shall be preserved and shall enure to the benefit of the Purchaser, including without restriction, executing and delivering all necessary assignments and taking such further actions as may be required to assign the Intellectual Property and Contracts.

4.2 As of the Effective Time the Purchaser shall:

4.2.1	be entitled to all of the benefits accruing to the Vendor under the provisions contained in each of the Assumed Contracts,

4.2.2	be bound by all of the obligations imposed on the Vendor under such provisions, and

4.2.3	be entitled to possession of all the Purchased Assets and any premise occupied by the Vendor as lessee.

4.3 The Vendor shall execute and deliver to the Purchaser a formal assignment of the interest of the Vendor in such of the Assumed Contracts as may be designated by the Purchaser, acting reasonably.

SECTION 5
 ASSUMED LIABILITIES

5.1 On the terms and subject to the conditions herein contained, as at the Effective Time the Purchaser will assume, be liable for, and indemnify the Vendor from and against, all obligations, commitments and liabilities of and claims against the Vendor (whether absolute, accrued or contingent) relating to the Assumed Liabilities.

SECTION 6
REPRESENTATIONS AND WARRANTIES
OF THE VENDOR

6.1 The Vendor represents and warrants to and covenants and agrees with the Purchaser as follows:

6.1.1	the Vendor is, a corporation with limited liability duly and properly incorporated and organized under the laws of Alberta and is a valid and subsisting corporation in good standing under such laws;

6.1.2	the Vendor is duly qualified and licensed to carry on the Business;

6.1.3
this Agreement and each further agreement contemplated by this Agreement when executed and delivered by the Vendor and when duly and properly executed and delivered by each other party thereto will be a valid and binding Agreement enforceable against the Vendor in accordance with its terms;

6.1.4	the Vendor has the requisite power, capacity and authority to enter into this Agreement and each further agreement contemplated by this Agreement; and

6.1.5	the Vendor is resident in Canada within the meaning of the Income Tax Act.

SECTION 7
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER

7.1 The Purchaser hereby represents and warrants to the Vendor as follows:

7.1.1
the Purchaser is, a corporation with limited liability duly and properly incorporated and organized under the laws of Alberta and is a valid and subsisting corporation in good standing under such laws;

7.1.2
this Agreement and each further agreement contemplated by this Agreement when executed and delivered by the Purchaser and when duly and properly executed and delivered by each other party thereto will be a valid and binding agreement enforceable against the Purchaser in accordance with its terms; and

7.1.3	the Purchaser has the requisite power, capacity and authority to enter into this Agreement and each further Agreement contemplated by this agreement.

SECTION 8
 COVENANTS
Delivery of Books and Records

8.1 At the Closing Time, there shall be delivered to the Purchaser by the Vendor all the books and records described in paragraph 2.1.9. The Purchaser agrees that it will preserve such books and records so delivered to it for a period of three (3) years from the Closing Date, or for such longer period as is required by any applicable law (including any applicable requirements under GST Legislation or the Income Tax Act), and will permit the Vendor or its authorized representatives reasonable access thereto in connection with the affairs of the Vendor relating to its matters, but the Purchaser shall not be responsible or liable to the Vendor for or as a result of any accidental loss or destruction of or damage to any such books or records.

Change of Name

8.2 The Vendor agrees that within 60 days from the Arrangement Closing it shall change its name and the names of any of its Associates or Affiliates that include the words “AltaRex” to a name that does not include the words “AltaRex” or any part thereof or any similar words. The Vendor agrees that from and after the Arrangement Closing neither the Vendor nor any of its Associates or Affiliates will use the name “AltaRex” or any part thereof or any similar words in its business.

Delivery of Conveyancing Documents

8.3 The Vendor shall deliver to the Purchaser all necessary deeds, conveyances, bills of sale, assurances, transfers, assignments and any other documentation necessary or reasonably required to transfer the Purchased Assets to the Purchaser with a good and marketable title.

Employee Matters

8.4 The Purchaser shall offer employment to each Employee of the Vendor such offer to contain the same terms of employment as those in effect as between the Vendor and such Employee.

8.5 Without in any way limiting Section 5 hereto, the Purchaser will assume any liability for accrued benefits under any of the Employee Plans. The Purchaser agrees that it will continue the existing Employee Plans or establish replacement plans (the “Replacement Plans”) for the Employees in respect of their employment by the Purchaser from and after the Closing Date. For the purpose of determining the eligibility of the Employees for membership or benefits under the Employee Plans and under the Replacement Plans:

8.5.1	their period of employment shall include employment with both the Vendor and the Purchaser and shall be deemed not to have been interrupted at the Closing Time; and

8.5.2	their period of membership shall include membership in both the Employee Plans and the Replacement Plans and shall be deemed not to have been interrupted at the Effective Time;

The Employees shall begin to accrue benefits under the Replacement Plans, if any, as of the Effective Time in respect of their employment by the Purchaser.

SECTION 9
SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES

9.1 To the extent they are not fully performed at the Effective Time, the covenants, representations and warranties contained in this Agreement, and in all certificates and documents delivered pursuant to or contemplated by this Agreement, shall survive the closing of the purchase of the Purchased Assets provided for herein for the applicable limitation period notwithstanding such closing nor any investigation made by or on behalf of the party entitled to the benefit thereof.

SECTION 10
 TRANSFER OF POSSESSION

10.1 Subject to compliance with the terms and conditions hereof, the transfer of possession of the Purchased Assets shall be deemed to take effect as at the opening of business on the Closing Date. The Purchaser covenants that, until the Arrangement has been approved by the shareholders and the Court of Queen’s Bench of Alberta in the manner indicated in Section 11, the Purchaser shall not sell, lease or exchange any of the Purchased Assets, except in the ordinary course of business and shall continue to carry on the same Business.

SECTION 11
SHAREHOLDER MATTERS

11.1 In the event that:

11.1.1	the shareholders of the Vendor do not ratify the sale of the Purchased Assets to the Purchaser by their approving, pursuant to a special resolution, the Arrangement under Section 193 of the Act;

11.1.2
shareholder(s) of the Vendor validly exercise rights of dissent in respect of more than 2.0% of the common shares of the Vendor issued and outstanding at the record date for the shareholder meeting wherein the shareholders of the Vendor are asked to approve this Agreement; or

11.1.3	the Court of Queen’s Bench of Alberta does not issue a final order approving the Arrangement;

then, the Vendor and the Purchaser shall take such steps as may be required for the Purchased Assets to be reconveyed to the Vendor and the Assumed Liabilities to be reassumed by the Vendor so that the parties hereto are, to the extent possible, returned to the positions they would have been in had the transactions contemplated by this Agreement not occurred.

SECTION 12 -
GENERAL
Headings

12.1 The headings to the sections of this Agreement and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this agreement.

Severability

12.2 Any term, condition or provision of this Agreement which is deemed to be, void, prohibited or unenforceable shall be severable herefrom, be ineffective to the extent of such avoidance, prohibition or unenforceability without in any way invalidating the remaining terms, conditions and provisions hereof.

Enforcement of Remedies

12.3 If at any time any party shall be in default of any of its covenants or agreements contained in or arising out of this Agreement, any remedy which may be available to any other party by virtue of any provision contained in this Agreement and as a consequence of such default shall be in addition to and not by way of substitution for any statutory or common law remedy which may also be available and all such remedies may be enforced either successively or concurrently.

Non-Waiver

12.4 Neither the granting of any time or other indulgence to any party hereto nor the failure of any party to insist upon the strict performance of any covenant, term, or condition of this Agreement or to enforce its rights hereunder shall be construed as a waiver of its rights or remedies hereunder and the same shall continue in full force and effect.

Written Waiver

12.5 Except as otherwise provided herein, only a written waiver by a party hereto of any breach (whether actual or anticipated) of any of the terms, conditions, representations and warranties contained herein, shall be effective or binding on that party. Any waiver so given shall extend only to the particular breach so waived, and shall not limit or affect any rights for any other or future breach
Further Assurances
12.6 Each party hereto will promptly and duly execute and deliver to each remaining party such further documents and assurances and take such further action as such remaining party may from time to time reasonably request in order to more effectively carry out the intent and purpose of this Agreement and to establish and protect the rights and remedies created or intended to be created hereby.
Notices
12.7 Any notice or acceptance required or permitted to be given under the terms of this Agreement shall be sufficiently given to the party to whom it is addressed if delivered the party (or if such party is a corporation, to an officer of that corporation), or, if forwarded by registered mail, return receipt requested, or, if sent by facsimile transmission as follows:

to the Vendor at:

1123 Dentistry/Pharmacy Bldg.
University of Alberta
Edmonton, AB T6G 2N8

Attention: Robin Salmon

Fax No. 780.436.0068

and to the Purchaser at:

1123 Dentistry/Pharmacy Bldg.
University of Alberta
Edmonton, AB T6G 2N8

Attention: Robin Salmon

Fax No. 780.436.0068

with a copy to:

Parlee McLaws llp
Barristers & Solicitors
1500 Manulife Place, 10180 - 101 Street
Edmonton, AB T5J 4K1

Attention: Kevin L. Lynch

Fax No. 780.423.2870

or to such other address or facsimile number as a party may furnish in writing to the remaining parties from time to time. Any notice personally delivered before 4:30 p.m. local time at the place of delivery on a Business Day at the place of delivery shall be deemed to have been received and given on the day of delivery and any notice personally delivered after 4:30 p.m. local time at the place of delivery shall be deemed to have been received and given on the next following Business Day. Any notice mailed as aforesaid shall be deemed to have been received and given 6 clear days after the day it is mailed, unless there is a postal strike or other disruption affecting mail delivery, in which event the notice shall be deemed to have been received and given when it is actually received. Any notice transmitted by facsimile before 4:30 p.m. local time on a Business Day at the place to which it is sent shall be deemed to have been received and given on the day of transmission and any notice transmitted by facsimile after 4:30 local time at the place to which it is sent shall be deemed to have been received and given on the next following Business Day.

Alteration of this Agreement

12.8 No change or modification to this Agreement shall be valid unless it shall be in writing and signed by all parties hereto.

Governing Law

12.9 This Agreement shall be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta excluding any conflicts of law, rule or principle which might refer such construction to the laws of another jurisdiction. Each party hereto accepts and hereby irrevocably and unconditionally consents to submit to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom for any actions, suits and proceedings occurring out of or relating to this Agreement and the transactions contemplated thereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) other than those matters agreed to arbitrated hereunder. Each of the Parties hereto hereby irrevocably and unconditionally waive any objection to the venue of any actions, suits, or proceedings arising out of this Agreement or the transactions contemplated thereby being in the courts of the Province of Alberta and further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Time

12.10 Time shall be of the essence in this Agreement.

Entire Agreement

12.11 This agreement, including the Schedules hereto annexed and any other written agreements contemplated hereby and delivered including but not limited to the Indemnity Agreement, constitutes the entire Agreement between the parties hereto and there are no oral statements, representations, warranties, undertakings or agreements, written or oral, express or implied, between the parties hereto except as herein set forth.

Assignment

12.12 None of the parties hereto may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of each remaining party, such consent which shall not be unreasonably withheld and provided further that in the event of any such assignment, the assignor shall continue to be liable in respect of all of its covenants and obligations hereunder and the remaining parties hereto may require, as a condition of their consent, that the assignee covenant in writing directly with them to observe, perform and comply with the assignor’s covenants and obligations hereunder.

Binding Nature and Enurement

12.13 This Agreement and everything herein contained shall enure to the benefit of and shall be binding upon the parties hereto together with their respective personal representatives, successors and permitted assigns but shall not be assignable by either the Vendor or the Purchaser without the prior written consent of the other of them.

Execution in Counterpart

12.14 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. It shall not be necessary that any single counterpart hereof be executed by all parties to this Agreement long as at least one counterpart is executed by each such party. For the purposes of this Agreement any person who has acknowledged in writing that he has signed a counterpart of this Agreement shall be conclusively deemed to have executed the same.

Delivery by Facsimile

12.15 This Agreement and any other agreement, document or instrument required or permitted hereby shall be deemed to be validly executed and delivered by a party when a copy thereof has been executed by that party and transmitted by facsimile to each of the remaining parties. A party delivering this Agreement or any such other agreement, document or instrument by facsimile as aforesaid covenants to promptly deliver to each of the remaining parties an originally executed copy of thereof by ordinary mail or by courier.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

ALTAREX CORP.

per	(signed) “Rob Salmon”

per

ALTAREX MEDICAL CORP

per	(signed) “Rob Salmon”

per